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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                 ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





[X]      Annual Report Pursuant to Section 15(d) of the Securities
         Exchange Act of 1934

         For the fiscal year ended December 31, 2003; or




[_]      Transition Report Pursuant to 15(d) of the Securities
         Exchange Act of 1934

         For the transition period from to



                         Commission file number: 0-12742


                  SPIRE CORPORATION 401(K) PROFIT SHARING PLAN
                            (Full title of the plan)





                                SPIRE CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)




                                ONE PATRIOTS PARK
                        BEDFORD, MASSACHUSETTS 01730-2396
                    ----------------------------------------
                    (Address of principal executive offices)



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
                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                TABLE OF CONTENTS







                                                                           Page
                                                                          Number
                                                                          ------

Independent Auditors' Report  ...........................................    1

Financial Statements:

     Statements of Net Assets Available for Benefits ....................    2

     Statement of Changes in Net Assets Available for Benefits ..........    3

     Notes to Financial Statements  .....................................  4 - 6




Supplemental Schedules:

     Schedule G, Part III - Form 5500, Schedule of Nonexempt Transactions,
         For the year ended December 31, 2003  ..........................      7

   Schedule H, Part IV, Item 4(i) - Form 5500,
         Schedule of Assets (Held at End of Year), December 31, 2003.....      8

                          INDEPENDENT AUDITORS' REPORT


To the Trustees
Spire Corporation 401(k) Profit Sharing Plan
Bedford, Massachusetts

We have audited the accompanying statements of net assets available for benefits of Spire Corporation 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


CARLIN, CHARRON & ROSEN LLP

Worcester, Massachusetts
March 3, 2004

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002






                                                      2003             2002
                                                  ------------     ------------
ASSETS

Investments:
   At fair value:
      Common stock - Spire Corporation.........   $  1,529,906     $    760,286
      Mutual funds ............................      4,017,326        2,861,969
      Participant loans .......................         85,944          115,610

   At contract value:
      Hartford Fixed Income Fund ..............        310,693          292,689
                                                  ------------     ------------
                                                     5,943,869        4,030,554

Participant contributions receivable...........         18,545           16,954
                                                  ------------     ------------

Total assets ..................................   $  5,962,414     $  4,047,508
                                                  ============     ============

Net assets available for benefits .............   $  5,962,414     $  4,047,508
                                                  ============     ============




                       See notes to financial statements.

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003





Additions to net assets attributed to:
   Investment income:
      Interest and dividends .................................    $     37,116
      Interest on loans ......................................           3,757
      Net appreciation in fair value of investments...........       1,580,667
                                                                  ------------
                                                                     1,621,540
   Participant contributions .................................         364,433
                                                                  ------------

Total additions ..............................................       1,985,973
                                                                  ------------

Deductions from net assets attributed to:
   Benefits paid to participants .............................          70,464
   Administrative charges ....................................             603
                                                                  ------------

Total deductions .............................................          71,067
                                                                  ------------

Net increase .................................................       1,914,906

Net assets available for benefits:
   Beginning of year .........................................       4,047,508
                                                                  ------------

   End of year ...............................................    $  5,962,414
                                                                  ============




                       See notes to financial statements.

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN
                          Notes to Financial Statements
                      For the Year Ended December 31, 2003

1.    PLAN DESCRIPTION

      The following description of the Spire Corporation 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan covering all employees of Spire Corporation (the "Company") who have completed 90 days of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS

      Each year, participants may contribute up to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers the Company's common stock, sixteen mutual funds, and an insurance contract as investment options for participants. The Company may contribute, at the determination of the board of directors, a discretionary matching contribution on the first 15 percent of base compensation that a participant contributes to the Plan. The Company's matching contribution is invested directly in Company common stock. The Company may also make a profit sharing contribution. In 2003, the Company did not make a matching or profit sharing contribution. Contributions are subject to certain limitations.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions and the Company's matching contribution (if any) and an allocation of (a) the Company's profit sharing contribution (if any), and
      (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      Participants are immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching contribution is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

      PARTICIPANT LOANS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates range from 5.0% to 10.5%. Principal and interest are repaid through payroll deductions.

      PAYMENTS OF BENEFITS

      On termination of service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period of not more than a participant's and his or her beneficiary's assumed life expectancy determined at the time of distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 2003


1.    PLAN DESCRIPTION (CONTINUED)

      ADMINISTRATIVE COSTS

      Except for loan fees, which are charged against the borrowers' accounts, administrative costs of the Plan are paid by the Company.

      FORFEITED ACCOUNTS

      At December 31, 2003, forfeited nonvested accounts totaled $17,713. These amounts will be used to reduce future employer contributions.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value except for its insurance contract which is stated at contract value, which approximates fair value, as reported to the plan administrator by Hartford Life Insurance Company. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS Benefits are recorded when paid.


3.    INVESTMENTS

      Investments that represent five percent or more of the Plan's net assets are as follows:
                                                              December 31,
                                                       -------------------------
                                                          2003           2002
                                                       ----------     ----------
      Mutual funds
         Franklin Flexible Capital Growth Fund .....   $1,162,364     $  833,760
         Oppenheimer Quest Opportunity Value Fund...    1,161,689        925,599
         American Washington Mutual Investors Fund..      376,332        279,048
         Hartford Fixed Income Fund ................      310,693        292,689

      Common stock
         Spire Corporation .........................    1,529,906        760,286


      The Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:


      Mutual funds .................................   $  799,767
      Common stock .................................      780,900
                                                       ----------
                                                       $1,580,667
                                                       ==========

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN

                          Notes to Financial Statements
                      For the Year Ended December 31, 2003


4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
                                                              December 31,
                                                       -------------------------
                                                          2003           2002
                                                       ----------     ----------
      Net assets:
        Common stock - Spire Corporation ...........   $1,494,579     $  745,063
                                                       ==========     ==========



                                                    Year ended December 31, 2003
                                                    ----------------------------
      Changes in net assets:
        Benefits paid to participants ..............   $  (12,998)
        Net appreciation ...........................      762,514
                                                       ----------
                                                       $  749,516
                                                       ==========


5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.


6.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


7.    NON-EXEMPT TRANSACTIONS

      The Company is obligated to transmit payroll withholdings of employee contributions to the investment manager within fifteen business days after the month end in which the amounts are withheld. For two months in 2003, withholdings amounting to $52,951 were three days late in being transmitted.

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN


                        Schedule G, Part III - Form 5500
                       Schedule of Nonexempt Transactions
                      For the Year Ended December 31, 2003





E.I.N. 04-2457335
Plan number 002




   (a)                  (b)             (c)                   (h)         (i)
Identity            Relationship    Description             Cost of     Current
of Party              to Plan       of Transaction           Asset       Value
--------------------------------------------------------------------------------

Spire Corporation   Plan Sponsor    Payroll withholdings    $ 52,951    $ 52,951
                                    not invested within
                                    15 business days

                                SPIRE CORPORATION
                           401(K) PROFIT SHARING PLAN


                   Schedule H, Part IV, Item 4(i) - Form 5500
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


E.I.N. 04-2457335
Plan Number 002



(a) (b)                                (c)                                      (d)              (e)
                                       Description of Investment
    Identity of Issue,                 Including Maturity Date,
    Borrower, Lessor                   Rate of Interest, Collateral,                               Current
    or Similar Party                   Par or Maturity Value                       Cost             Value
------------------------------------------------------------------------------------------------------------

*   Hilliard Lyons, Inc.               Spire Corporation common stock           $ 646,537        $ 1,529,906
    OppenheimerFunds                   Oppenheimer Quest Opportunity Value            n/a          1,161,689
    Franklin Templeton Investments     Franklin Flexible Capital Growth               n/a          1,162,364
    American Funds                     Washington Mutual Investors                    n/a            376,332
    American Funds                     Europacific Growth                             n/a            272,557
    Hartford Life Insurance Co.        Fixed Income Fund                              n/a            310,693
    AIM Funds                          AIM Cash Reserve Shares                        n/a            208,863
    American Funds                     American Balanced                              n/a            150,191
    PIMCO Funds                        Pimco Innovation                               n/a            128,530
    AIM Funds                          AIM Balanced                                   n/a             49,148
    Franklin Templeton Investments     Franklin Small Mid-Cap Growth Fund             n/a             70,418
    MFS Investment Management          MFS Capital Opportunities                      n/a             49,230
    MFS Investment Management          Mass Investors Growth Stock                    n/a             49,164
    Eaton Vance                        Income Fund of Boston                          n/a             70,357
    American Funds                     New Perspective                                n/a             55,320
    OppenheimerFunds                   Oppenheimer Strategic Income                   n/a             33,541
    Fidelity Investments               Fidelity Advisor Value Strategies              n/a            107,154
    PIMCO Funds                        Pimco Total Return                             n/a             53,857
    Hilliard Lyons, Inc.               Black Rock Money Market                        n/a                898
    Pioneer Investments                Pioneer Cash Reserves                          n/a             17,713
    Participant Loans                  Interest rates 5.0% to 10.5%                   n/a             85,944
                                                                                                 -----------
                                                                                                 $ 5,943,869
                                                                                                 ===========

                                    SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1034, the trustees have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.




                                    SPIRE CORPORATION 401(k) PROFIT SHARING PLAN



Date:  March 29, 2004               By: /s/ Roger G. Little
                                        ----------------------------------------
                                        Roger G. Little
                                        Trustee